BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

March 19, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Gold & Silver Ltd. (the "Issuer")
(formerly Ballad Ventures Ltd.)
Filing of documents under Section 12g3-2(b), ***Securities Act*** **of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 16, 2003:

A. Copies of news releases issued during the relevant period.

B. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

January 14, 2004

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Private Placement Closed

Further to its news release of October 3, 2003, Ballad Gold & Silver Ltd. (the "Company") announces the completion of its private placement of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.60 per share. The units are subject to a hold period and may not be traded until March 19, 2004. A cash finder's fee of $5,000 was paid in connection with the private placement and 20,000 units restricted from trading until March 19, 2004 and 46,667 units restricted from trading until March 21, 2004 were issued as finder's fees in connection with the private placement.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***January 28, 2004***

BALLAD TO EXPLORE RABBIT NORTH COPPER / GOLD PROJECT NEAR AFTON & HIGHLAND VALLEY COPPER MINES

VANCOUVER, CANADA - Ballad Gold & Silver (**TSX-BGS**) and Auterra Ventures (**TSX-AUW**) are pleased to announce Ballad's agreement to participate in the Rabbit North Copper/Gold Project.

The Rabbit North Project is an advanced copper/gold exploration prospect prominently situated in a prime geologic environment closely located between two world class copper/gold mines – the Afton Mine 12 kilometres to the northeast and the Highland Valley Copper Mine 25 kilometres to the southwest, near Kamloops in central British Columbia, Canada.

Rabbit North is immediately drill ready. Over $2 million in exploration expenditures have been completed to date generating world class copper/gold and gold exploration targets on the property. Additional trenching on the property was completed in late December and results from this exploration program are expected to be released next week.

Ballad is now mobilizing exploration crews to drill test a number of significant exploration targets as quickly as possible.

Located in a geologic environment of great significance to the international mining industry, with the nearby Afton and Highland Valley copper/gold mines evidencing the area's spectacular potential, exploration at Rabbit North suggests it has the potential to host two distinct styles of world class gold and gold/copper deposits.

Firstly, Rabbit North demonstrates it has the potential for a high grade gold-in-fracture-zone deposit like that found at the Snip Mine in northern British Columbia. Ballad's drill testing of the Rabbit North's potential high grade gold-in-fracture-zone targets will be based on prior exploration including a hole drilled in 1997 by ProAm Exploration Corporation that reportedly returned 15.4 grams per ton over 8 meters with the best interval returning 27.69 grams per ton of gold over 2 meters at what is believed to be the periphery portion of the Rabbit North copper/gold porphyry system. The Snip Mine produced approximately one million ounces of gold at 24.5 grams of gold per ton.

Secondly, surface exploration and drilling at Rabbit North has identified Afton style copper/gold porphyry mineralization targets covering an area with size potential greater than found at the Afton Mine.

Diamond drilling will also test this large, altered alkaline porphyry system located on Rabbit North which has similar geology to that at the Afton Mine for a very large, high grade, near surface copper/gold deposit.

DRC Resources Corporation's (TSX – "DRC") development of the Afton Mine is a good example of the exploration potential in the area. In November 1999, DRC acquired an interest in the Afton Mineral Claims Group which included the two open pits where Afton Mines Ltd. mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of Gold and 45 million tons of Copper from 1977 to 1988. DRC believed that there was another undiscovered high grade ore body beneath the mine. Their theory proved correct. Over the past four years DRC has continued exploration and development on the property reporting reserves of 34.3 million tones grading 1.55% copper and 1.14 grams of gold per ton as of April 2002. In late 2003, DRC completed a $24 million financing to advance development and bring the Project to Final Feasibility.

The Rabbit North property is the subject of a 43-101 geological report dated July 8, 2003, by Mr. Andre Pauwels. P. Geo, Consulting Geologist. Mr. Pauwels is no longer a director of Ballad and Ballad and Auterra thank Mr. Pauwels for his contributions. Ballad and Auterra share a director in common.

Terms of the joint venture grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of Ballad on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Auterra.

In connection with the joint venture Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 250,000 units of Ballad at a price of $1.00 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $1.25 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be added to flow-through funds currently on hand for future exploration and development.

"At Rabbit North we have all the ingredients for exploration success. The property has outstanding geology and is located very close to and between the world class Afton and Highland Valley mines. Rising copper and gold prices and demand, together with the genuine excitement generated by DRC Resources' recent discovery beneath the Afton open pit along with Rabbit North's extensive and compelling exploration results to date make the joint venture with Auterra an excellent opportunity to quickly make a significant low cost discovery. Simply put, it's irresistible. We are very excited

to get our drills turning" stated Anthony Beruschi, President of Ballad Gold and Silver Ltd. "From the technical expertise and sophistication of the original optionees of the property to Auterra, to the strong recommendations on the property by Mr. Pauwels, we are impressed by the strengths and immediate potential of this important copper/gold exploration project. Kamloops has good reason to be proud of its mining heritage. We are working to add to that record with discoveries at Rabbit North."

Brian Harris, President of Auterra adds: "We are very pleased with the Joint Venture with Ballad on Rabbit North. This Joint Venture advances Auterra's strategy to concentrate on acquiring high quality properties, particularly in Canada for joint venture on favourable terms or our development. A big part of our decision was Ballad's management's commitment to the property and the Kamloops mining area, and Ballad's ability and desire to get drilling underway immediately. In our opinion, it is a personal venture for both parties involved to see this through to completion."

Penascudo Update

Ballad's Penascudo Gold/Silver Project in Argentina has featured Bonanza Grade results of up to 32.18 oz/ton Gold and 20.56 oz/ton Silver from a chip sample of 0.35 meters width from a vein system exposed on surface for over 55 meters, in a low sulphidation-epithermal system. Ballad is very pleased with exploration results to date at Penascudo. A phase one exploration program commenced in the month of November. Ballad expects to resume exploration at Penascudo in February with results to be released upon completion of the Phase 1 Exploration program.

The Joint Venture Agreement between Ballad and Auterra and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4000

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***Feburary 12, 2004***

EXPLORATION CREWS CONTINUE EXPLORATION AT PENASCUDO, ARGENTINA

Ballad is pleased to announce its exploration crew of geologists was mobilized this week and is in the field continuing the Phase 1 Exploration program on the Penascudo Gold/Silver Project in Chubut, Argentina.

This extensive exploration program includes geological mapping, extensive rock and soil sampling and geophysical surveys in part designed to assist in further delineating the extent of the exceptional gold and silver grades at the El Rey Zone and to locate new gold showings.

Exploration is also targeting a stockwork zone located on the southern flank at Penascudo within a major geologic structure referred to as the Southern Corridor.

Ballad's consulting geologists are mapping and prospecting the entire 9,000-hectare property with detailed structural mapping and extensive rock sampling on the 6 kilometre square Penascudo Hill, a large silicified area where the El Rey Zone is located. A systematic geochemical grid is also being established at the El Rey Zone with geophysical test lines for resistivity, electromagnetic and radiometric surveys.

The high-grade gold and silver mineralization within the El Rey Zone is interpreted to be part of a low-sulphidation, epithermal deposit containing bonanza zones of high grade precious metal mineralization within a potentially lower grade bulk tonnage disseminated deposit. Ballad's exploration results to date are especially encouraging and the geologists are looking to complete Phase 1 Exploration before the end of summer in Argentina.

Ballad has an option to earn up to a 70% interest in the property from IMA Exploration Inc.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

*For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or **ajb@balladnet.com.***

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***March 19, 2004***

Trenching Program Confirms Exploration Potential at Rabbit North

Auterra Ventures Inc. ("Auterra") and Ballad Gold & Silver Ltd. ("Ballad") are pleased to announce the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project located 20 km southwest of Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper Project targets two deposit types: large-tonnage Afton/DRC type copper-gold deposit and high-grade Snip type mesothermal gold vein deposits. The Afton/DRC deposit is reported to host 68.7 million tonnes grading 1.68% Copper Equivalent (Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz). The Snip deposit was a high grade gold-in-vein deposit averaging about 25 grams per tonne gold mined in the Iskut River area of North Western British Columbia during the 1980 and 1990's.

The completed trenching and sampling program was designed to follow-up on targets identified variously by drilling, trenching and enzyme leach soil sampling by the previous operators.

A total of 11 excavations, mainly deep pits up to 13 metres in depth were dug using a Cat 235C excavator during the Phase I Program. Some of these excavations encountered weak to strongly anomalous gold in bedrock with one encountering highly anomalous copper-gold mineralization.

Excavations number EX03-1 and EX03-2 successfully targeted the surface extension of a high-gold bearing shear zone previously encountered by earlier diamond drilling. Gold mineralization within this shear zone is variously hosted by quartz stringers and the diorite host rock. This high-grade gold bearing structure is believed to extend 30 metres along strike between the two excavations. Chip sampling across this gold-bearing structure encountered significant gold values with the highest chip sample being 14.30 grams per tonne gold over 1.0 metre.

This highly mineralized gold-bearing structure is believed to be the same structure intersected in 1997 by a previous operator. That hole intersected 15.4 grams per tonne gold over 8 metres, including 27.55 grams per tonne over 2 metres. Another drill hole, located 25 metres further along strike, intersected 4.27 grams per tonne gold over 2 metres.

Chip Sampling highlights from Trenches EX03-1 and EX03-2 are listed below:

Trench	**Sample Type**	**Width (m)**	**Gold Grade (grams per tonne)**
Ex03-1	Chip	1.0	14.30
Ex03-1	Chip	1.1	10.90
Ex03-1	Chip	0.6	2.54
Ex03-1	Chip	1.1	2.34
Ex03-2	Chip	1.0	3.98
Ex03-2	Chip	0.4	2.82
Ex03-2	Chip	1.9	1.69

Excavation number EX03-3 probed for copper-gold mineralization in the western contact of the Durand Stock, targeting Afton/DRC type copper/gold porphyry mineralization. The trench encountered bedrock containing chrysocolla with associated gold. The average of 5 samples totaling about 50 kilograms of mineralized material returned 391 ppb (0.391 grams per tonne) gold and 2138 ppm (0.2139%) copper. Previous drilling and prospecting along this drift covered contact, which has been surveyed by IP and various other geophysical and geochemical methods, resulted in a previous drill hole intersecting 0.4% copper and 0.188 grams per tonne gold over 27.5 metres. Also found along this contact is mineralized float returning up to 3.25% Copper in chrysocolla combined with 0.715 grams per tonne gold. Float comprised of massive chalcocite, a high-grade copper mineral, has also been found along this contact.

Excavation number EX03-3 is located nearby an old drill hole which encountered a notable 0.14% copper and 0.424 grams per tonne gold over 90 metres. Excavation EX03-3 is located in an area containing strong indications of activity involving porphyry style copper-gold mineralization over an area of about 300 metres, the length of the local contact. A large Induced Polarization anomaly, covering 300 meters by 600 metres, occurs in the area and straddles the intrusive-volcanic contact further supporting the potential for Rabbit North to host an Afton/DRC type deposit. About half of this target is capped by Tertiary volcanics which are believed to have protected soft, supergene mineralization from glacial erosion, similar to what happened at the Afton deposit. Diamond drill testing of this target will be a key portion of the upcoming drilling program, which would include several holes into the main gold structure.

The 2003 Phase I Trenching Program was conducted under the direct supervision of Independent Qualified Person James A. Currie, P.Eng. who provided QA/QC protocols and conducted check sampling.

The Rabbit North Gold/Copper Property is located 12 km away from the former Afton Mine and is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration efforts have encountered extensive zones of anomalous gold and copper-gold mineralization. Rabbit North is almost completely covered in glacial drift ranging from a few meters to several tens of meters.

On January 28, 2004, Auterra and Ballad entered into a joint venture agreement under which Ballad has the right to earn up to a 70% interest in the project. The joint venture partners plan to proceed to Phase II of the exploration program on Rabbit North as soon as snow conditions allow for safe and efficient mobilization of exploration crews. Phase II will comprise drill testing of several targets which have been identified though previous work and from the results of the recent trenching program.

Also being considered for inclusion of the Phase II Program is further trenching on a circular, untested, drift covered IP anomaly measuring 0.9 kilometres in diameter. During the Phase I exploration program a pit was dug at the end of the trail being built to access the target. Samples taken from the bottom of the pit, recovered from glacial till, encountered 340 ppb gold. This is believed to occur near bedrock.
The companies are monitoring the current snow conditions in order to determine access road conditions for drill team mobilization. The Phase II of the exploration program is expected to commence once road conditions are suitable to support mobilization of the drill team and rigs.

Peñascudo Gold/Silver Project Update

Exploration at Ballad's Peñascudo Gold/Silver Project in Argentina is continuing with crews expected to complete the current exploration phase at the end of March. Crews will begin compilation of the Phase I data while finalizing Phase II exploration plans. Ballad will release the results form Phase I when available.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 18, 2003

Item 3. **Press Release**

Press Release dated September 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 1,575,000 shares of the Issuer's capital stock.

Item 5. **Full Description of Material Change**

The Issuer announces that is has granted Incentive Stock Options on 1,575,000 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.80 per share which price exceeds the last closing price of the Issuer's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia as of the 19th day of September, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 14, 2004

Item 3. **Press Release**

Press Release dated January 14, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of a private placement.

Item 5. **Full Description of Material Change**

Further to its news release of October 3, 2003, the Issuer announces the completion of its private placement of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.60 per share. The units are subject to a hold period and may not be traded until March 19, 2004. A cash finder's fee of $5,000 was paid in connection with the private placement and 20,000 units restricted from trading until March 19, 2004 and 46,667 units restricted from trading until March 21, 2004 were issued as finder's fees in connection with the private placement.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of January, 2004.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 28, 2004

Item 3. **Press Release**

Press Release dated January 28, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Auterra Ventures are pleased to announce the Issuer's agreement to participate in the Rabbit North Project.

Item 5. **Full Description of Material Change**

VANCOUVER, CANADA – The Issuer and Auterra Ventures (**TSX-AUW**) are pleased to announce the Issuer's agreement to participate in the Rabbit North Copper/Gold Project.

The Rabbit North Project is an advanced copper/gold exploration prospect prominently situated in a prime geologic environment closely located between two world class copper/gold mines – the Afton Mine 12 kilometres to the northeast and the Highland Valley Copper Mine 25 kilometres to the southwest, near Kamloops in central British Columbia, Canada.

Rabbit North is immediately drill ready. Over $2 million in exploration expenditures have been completed to date generating world class copper/gold and gold exploration targets on the property. Additional trenching on the property

was completed in late December and results from this exploration program are expected to be released next week.

The Issuer is now mobilizing exploration crews to drill test a number of significant exploration targets as quickly as possible.

Located in a geologic environment of great significance to the international mining industry, with the nearby Afton and Highland Valley copper/gold mines evidencing the area's spectacular potential, exploration at Rabbit North suggests it has the potential to host two distinct styles of world class gold and gold/copper deposits.

Firstly, Rabbit North demonstrates it has the potential for a high grade gold-in-fracture-zone deposit like that found at the Snip Mine in northern British Columbia. The Issuer's drill testing of the Rabbit North's potential high grade gold-in-fracture-zone targets will be based on prior exploration including a hole drilled in 1997 by ProAm Exploration Corporation that reportedly returned 15.4 grams per ton over 8 meters with the best interval returning 27.69 grams per ton of gold over 2 meters at what is believed to be the periphery portion of the Rabbit North copper/gold porphyry system. The Snip Mine produced approximately one million ounces of gold at 24.5 grams of gold per ton.

Secondly, surface exploration and drilling at Rabbit North has identified Afton style copper/gold porphyry mineralization targets covering an area with size potential greater than found at the Afton Mine.

North which has similar geology to that at the Afton Mine for a very large, high grade, near surface copper/gold deposit.

DRC Resources Corporation's (TSX – "DRC") development of the Afton Mine is a good example of the exploration potential in the area. In November 1999, DRC acquired an interest in the Afton Mineral Claims Group which included the two open pits where Afton Mines Ltd. mined and milled 27 million tons of ore and produced in excess of 450,000 ounces of Gold and 45 million tons of Copper from 1977 to 1988. DRC believed that there was another undiscovered high grade ore body beneath the mine. Their theory proved correct. Over the past four years DRC has continued exploration and development on the property reporting reserves of 34.3 million tones grading 1.55% copper and 1.14 grams of gold per ton as of April 2002. In late 2003, DRC completed a $24 million financing to advance development and bring the Project to Final Feasibility.

The Rabbit North property is the subject of a 43-101 geological report dated July 8, 2003, by Mr. Andre Pauwels. P. Geo, Consulting Geologist.

Mr. Pauwels is no longer a director of the Issuer and the Issuer and Auterra thank Mr. Pauwels for his contributions. The Issuer and Auterra share a director in common.

Terms of the joint venture grant the Issuer an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares of the Issuer on TSX Venture Exchange acceptance for filing and exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. The Issuer must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property the Issuer will receive shares of Auterra in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by the Issuer and Auterra.

In connection with the joint venture the Issuer has arranged a $250,000 non-brokered private placement consisting of the issuance of 250,000 units of the Issuer at a price of $1.00 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $1.25 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of the Issuer. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of the Issuer. The proceeds of the private placement will be added to flow-through funds currently on hand for future exploration and development.

"At Rabbit North we have all the ingredients for exploration success. The property has outstanding geology and is located very close to and between the world class Afton and Highland Valley mines. Rising copper and gold prices and demand, together with the genuine excitement generated by DRC Resources' recent discovery beneath the Afton open pit along with Rabbit North's extensive and compelling exploration results to date make the joint venture with Auterra an excellent opportunity to quickly make a significant low cost discovery. Simply put, it's irresistible. We are very excited to get our drills turning" stated Anthony Beruschi, President of the Issuer. "From the technical expertise and sophistication of the original optionees of the property to Auterra, to the strong recommendations on the property by Mr. Pauwels, we are impressed by the strengths and immediate potential of this important copper/gold exploration project.

Kamloops has good reason to be proud of its mining heritage. We are working to add to that record with discoveries at Rabbit North."

Brian Harris, President of Auterra adds: "We are very pleased with the Joint Venture with the Issuer on Rabbit North. This Joint Venture advances Auterra's strategy to concentrate on acquiring high quality properties, particularly in Canada for joint venture on favourable terms or our development. A big part of our decision was the Issuer's management's commitment to the property and the Kamloops mining area, and the Issuer's ability and desire to get drilling underway immediately. In our opinion, it is a personal venture for both parties involved to see this through to completion."

Penascudo Update

32.18 oz/ton Gold and 20.56 oz/ton Silver from a chip sample of 0.35 meters width from a vein system exposed on surface for over 55 meters, in a low sulphidation-epithermal system. The Issuer is very pleased with exploration results to date at Penascudo. A phase one exploration program commenced in the month of November. The Issuer expects to resume exploration at Penascudo in February with results to be released upon completion of the Phase 1 Exploration program.

The Joint Venture Agreement between the Issuer and Auterra and the private placement are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of February, 2004.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 12, 2004

Item 3. **Press Release**

Press Release dated February 12, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that its exploration crew of geologists was mobilized this week and is in the field continuing the Phase 1 Exploration program on the Penascudo Gold/Silver Project in Argentina.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce its exploration crew of geologists was mobilized this week and is in the field continuing the Phase 1 Exploration program on the Penascudo Gold/Silver Project in Chubut, Argentina.

This extensive exploration program includes geological mapping, extensive rock and soil sampling and geophysical surveys in part designed to assist in further delineating the extent of the exceptional gold and silver grades at the El Rey Zone and to locate new gold showings.

Exploration is also targeting a stockwork zone located on the southern flank at Penascudo within a major geologic structure referred to as the Southern Corridor.

The Issuer's consulting geologists are mapping and prospecting the entire 9,000-hectare property with detailed structural mapping and extensive rock sampling on the 6 kilometre square Penascudo Hill, a large silicified area where the El Rey Zone is located. A systematic geochemical grid is also being established at the El Rey Zone with geophysical test lines for resistivity, electromagnetic and radiometric surveys.

The high-grade gold and silver mineralization within the El Rey Zone is interpreted to be part of a low-sulphidation, epithermal deposit containing bonanza zones of high grade precious metal mineralization within a potentially lower grade bulk tonnage disseminated deposit. The Issuer's exploration results to date are especially encouraging and the geologists are looking to complete Phase 1 Exploration before the end of summer in Argentina.

The Issuer has an option to earn up to a 70% interest in the property from IMA Exploration Inc.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of February, 2004.

"Anthony J. Beruschi"
Anthony J. Beruschi, President